July 20, 2011

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)

Post-Effective Amendment Nos. 74 and 75; and

Form N-CSR for the reporting period March 31, 2011

(File Nos. 33-73404 and 811-08236)

Dear Ms. Hatch:

The following responds to the comments we received from you on July 15, 2011, regarding the above-referenced Post-Effective Amendments to the Registrant’s registration statement on Form N-1A referenced above (the “Post-Effective Amendments”), and the Registrant’s Form N-CSR for the reporting period March 31, 2011, filed on June 3, 2011 (the “Form N-CSR”). Our responses (in bold) follow your comments:

1.	Comment: Within certain prospectuses included in the Post-Effective Amendments, the expense “Examples” for the Short-Intermediate U.S. Government Fund, the Multi-Manager Emerging Markets Equity Fund and the Multi-Manager International Equity Fund (collectively, the “Funds”), do not appear to include “Acquired Fund Fees and Expenses” as reflected in the “Annual Fund Operating Expenses” table for each of the Funds.

Response: The Registrant did not include Acquired Fund Fees and Expenses in the expense Example for each of the Funds. The Registrant will include Acquired Fund Fees and Expenses, if any, in the expense Examples of the prospectuses included in its 2011 annual update registration statement filings.

2.	Comment: In the Northern Tax-Exempt Fixed Income Funds’ annual report to shareholders for the fiscal year ended March 31, 2011 (the “Annual Report”), which was included in the Form N-CSR, Note 2 to the financial statements discloses distributions from ordinary income for the fiscal year ended March 31, 2011 for the California Tax-Exempt Fund, the Intermediate Tax-Exempt Fund and the Tax-Exempt Fund (collectively, the “Tax-Exempt Funds”). Please explain why the Tax-Exempt Funds have such amounts of distributions from ordinary income.

Response: The distributions from “ordinary income” include taxable market discounts income and short-term capital gains, as noted in the footnote to the

Ms. Laura Hatch

July 20, 2011

table. Also, in the section entitled “Tax Information – Exempt-Interest Dividends” in the Annual Report, please note that during the fiscal year ended March 31, 2011, the percentage of dividends derived from net investment income paid by each of the Tax-Exempt Funds as “exempt-interest dividends”, excludable from gross income for federal income tax purposes, was 99.00% or more.

*  *  *

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 312-557-1441.

Sincerely,

/s/ Jose J. Del Real

Jose J. Del Real

cc: Craig Carberry, Esq.

      Diana E. McCarthy, Esq.

      Owen T. Meacham, Esq.